Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Wisconsin Energy Corporation

Filer’s Commission File No.: 001-09057

Subject Company: Integrys Energy Group, Inc.

Commission File No.: 1-11337

Date: May 19, 2015

The article set forth below was made available to employees of Wisconsin Energy Corporation on May 19, 2015.

TRANSACTION UPDATE News about Wisconsin Energy Corporation’s Acquisition of Integrys May 19, 2015 Peoples Gas using We Care as model program Peoples Gas (PGL) has begun a project that deploys and pilots a new customer satisfaction program. It is one of the first more visible areas of collaboration between Wisconsin Energy Corporation and Integrys. The pilot program is called Peoples Cares. The program involves contacting customers after their interaction with the company. The purpose of the contact is to demonstrate care and concern for customer’s needs and to learn from them about opportunities to improve business processes. The pilot focuses on responses to emergency natural gas leaks inside a residence or business. An initial group of 25 PGL employees have been trained to support the call-back process for this pilot. Over time, the group will be expanded to many others who support PGL. The employees call a random sample of customers after service visits to evaluate whether the customer was satisfied with the performance, if there are unresolved leak-related issues that need to be addressed, or if the customer has a question or issue unrelated to the leak. In the latter case, the information is relayed to the appropriate person in that area, who is expected to call the customer within 24 hours. If that deadline is not met, the customer is invited to call back to the Peoples Cares team member who called them originally. The program is modeled after the We Care program at We Energies. PGL has borrowed much of We Energies’ training material and consulted with key staff to create this pilot. A successful pilot at PGL will set the pattern for expansion to include other targeted types of customer interaction at PGL and implementation across the other Integrys utilities. Regulatory approval update We continue to make progress on regulatory approvals and now anticipate closing the transaction by the end of this summer. Two commissions issued orders last month approving the proposed acquisition: ¦¦ Federal Energy Regulatory Commission (FERC) on April 7. ¦¦ Michigan Public Service Commission (MPSC) on April 23. In addition, the Public Service Commission of Wisconsin (PSCW) on April 30 voted to approve the acquisition. A final written order is expected by the end of May. The transaction still requires the approval of the commissions in Minnesota and Illinois, which are expected to make their respective decisions between June and early July. QUESTIONS AND FEEDBACK If you have questions about the acquisition or topics you would like to read about in future editions of Transaction Update, send an email to questions@wisconsinenergy.com for Wisconsin Energy employees or CorpCommunications@integrysgroup.com for Integrys employees. Although we do not have answers to every question at this time, knowing what employees are thinking will help make our content timely and relevant. Page 1 of 4

TRANSACTION UPDATE, Continued May 19, 2015 What you might expect on Day One With close of the proposed transaction anticipated by the end of this summer, Day One of the WEC Energy Group is around the corner. Many employees are wondering what they might expect when arriving for work on Day One. All of the expectations provided here are pending the closing of the transaction and are subject to change based on the evolving needs of the organizations involved and the exact timing of the close. Nothing presented below should be considered final or guaranteed. Brand The WEC Energy Group will be the parent company for the existing utilities of Wisconsin Energy Corporation and Integrys Energy Group. The plan is for the WEC Energy Group to function as one company with seven customer-facing brands focused on operating efficiency and customer satisfaction. “WEC” is pronounced “W-E-C,” not “weck.” Core policies The core corporate policies of Wisconsin Energy Corporation – or a subset thereof – will be the core corporate policies of the WEC Energy Group on Day One. The core policies of WEC Energy Group will hold authority for all employees of the new entity and its subsidiary companies. Those employees not already certified in the core corporate policies (those joining the organization from Integrys and its subsidiaries) are not required to become certified on Day One; however, training will be available immediately through e-learning, and employees will be required to comply within a short time period. More details on what will be required will be communicated at the time of closing. Outlook email and directory * Most email addresses will not change on Day One. Employees will continue to have we-energies.com, integrysgroup.com, wisconsinpublicservice.com, peoplesgasdelivery. com, northshoregasdelivery.com, etc. extensions. The small group of employees who have a wisconsinenergy.com extension will have a wecenergygroup.com extension for outgoing messages, but email sent to the wisconsinenergy.com domain will be received at the new address. Starting on Day One, employees from all WEC Energy Group subsidiary companies will be able to look up employees of all other subsidiary companies in Outlook to find titles, phone numbers and other information stored in employee Outlook profiles. Outlook calendar * Starting on Day One, employees from all WEC Energy Group subsidiaries will be able to view the calendars of all employees of the other subsidiaries; however, they will not be able to view appointment details. They will only be able to see when the employee is available or has an appointment on his or her calendar (i.e., busy or free). Intranet There is no plan to merge intranets on Day One. There will be no changes to iConnect; PowerNet will have updated logos and the WEC stock ticker will be added. News and announcements that are of importance to the entire organization will be posted to both iConnect and PowerNet in tandem; however, news and announcements specific to an individual subsidiary company will only be published for the employees of that company, either through iConnect or the News for Me feed on PowerNet. * A weekend outage may be necessary to synchronize the Outlook systems. Page 2 of 4

TRANSACTION UPDATE, Continued May 19, 2015 Telephones No telephone numbers for the landlines or company-issued cell phones of employees of any entity involved in the transaction will change on Day One. Internet There will be no significant changes to the external websites of the utility companies or other subsidiaries involved in the transaction, although a link to the WEC Energy Group website likely will be added. The current websites for both Wisconsin Energy Corporation and Integrys Energy Group will redirect to a single site for WEC Energy Group. Visitors to those corporate sites will see a brief message explaining the reason for the change before being redirected. Business cards and stationery An extremely limited number of employees will require new business cards and stationery on Day One. Those employees will be contacted and their needs addressed as necessary. All others should continue to use their existing stock until further notice. Business support group A business support group is the typical and most-efficient way in which to correctly allocate the costs of people serving multiple utilities, whether the utilities are all located within the same state or throughout multiple states. Integrys Business Support (IBS) will be named WEC Business Services, or WBS. It is too early to determine exactly which services of the new organization will be included in WBS and which will be allocated to the individual utilities. Additional information coming to iConnect Similar to the site Integrys employees have available on PowerNet, Wisconsin Energy employees now have a dedicated location to access information about the pending transaction. The site will serve as an archive for issues of this Transaction Update publication, as well as a repository for questions being asked by employees and responses provided by the leaders driving the change. Look for the icon on the Today page of iConnect: Page 3 of 4

TRANSACTION UPDATE, Continued May 19, 2015 Cautionary Statements Regarding Forward-Looking Information This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Wisconsin Energy and Integrys and the combined businesses of Integrys and Wisconsin Energy and certain plans and objectives of Wisconsin Energy and Integrys with respect thereto, including the expected benefits of the proposed merger. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed merger; the possibility that the expected synergies and value creation from the proposed merger will not be realized, or will not be realized within the expected time period; the risk that the businesses of Wisconsin Energy and Integrys will not be integrated successfully; disruption from the proposed merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters; the possibility that the proposed merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions; and the risk that financing for the proposed merger may not be available on favorable terms. These forward-looking statements are based on numerous assumptions and assessments made by Wisconsin Energy and/or Integrys in light of their experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that each party believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this communication. Neither Wisconsin Energy nor Integrys assumes any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties at Wisconsin Energy can be found in Wisconsin Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its reports filed on Form 10-Q and Form 8-K. A further list and description of risks and uncertainties at Integrys can be found in Integrys’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its reports filed on Form 10-Q and Form 8-K. Additional Information and Where to Find It In connection with the proposed merger, Wisconsin Energy filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a joint proxy statement/prospectus for the shareholders of Wisconsin Energy and Integrys. The registration statement was declared effective by the SEC on October 6, 2014. Each of Wisconsin Energy and Integrys mailed the joint proxy statement/prospectus to their respective shareholders and will file other documents regarding the proposed merger with the SEC. Wisconsin Energy and Integrys urge investors and shareholders to read the joint proxy statement/prospectus, as well as other documents filed with the SEC when they become available, because they will contain important information. Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Wisconsin Energy at Wisconsin Energy Corporation, Corporate Secretary, 231 W. Michigan St., P.O. Box 1331, Milwaukee, WI 53201, or from Integrys at Integrys Energy Group, Inc., Investor Relations, 200 East Randolph Street, 23rd Floor, Chicago, IL 60601. Non-solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Page 4 of 4